

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2021

Thomas Cooke
President and Chief Executive Officer
Saratoga Resources, Inc.
1304 Alta Vista
Austin, TX 78704

> **Re: Saratoga Resources, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed July 21, 2021**
> **File No. 000-27563**

Dear Mr. Cooke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed July 21, 2021

Blank Check Company Status, page 7

1.   We note your disclosure that you are a blank check company and that, in the event that you offer securities pursuant to a registration statement under the Securities Act, such offering will be subject to the provisions of Rule 419, including but not limited to requirements that proceeds of such offerings be deposited in escrow pending completion of an acquisition. Please significantly expand your disclosure regarding compliance with Rule 419 in connection with any offering of your securities, including provisions relating to the deposit of securities into escrow; the timing and conditions for release of deposited securities and funds after any acquisition (to include the need for the filing of a post-effective amendment); and unwinding procedures and timing in the event an acquisition is not consummated. Refer to sections (b)(3), (e)(2)(iv), and (e)(3)(ii) of Rule 419. In addition, discuss the effect of compliance with state statutes, rules, and regulations limiting the sale of securities by blank check companies. Include details in this section

Thomas Cooke
Saratoga Resources, Inc.
August 17, 2021
Page 2

regarding any other difficulties you may encounter attempting to raise funds as a blank check company.

General

2. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael W. Sanders